				UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				SCHEDULE 13D/A


		 Under the Securities Exchange Act of 1934
			    (Amendment No. 2)*

			Ohio Casualty Corporation
			     (Name of Issuer)

		Common Shares, Par Value $.125 Per Share
		     (Title of Class of Securities)

				677240103
			     (CUSIP Number)


	     Debra K. Crane, Senior Vice President and General Counsel
	Ohio Casualty Corporation, 9450 Seward Road, Fairfield, Ohio  45014
				(513) 603-2213
		  (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

			Not applicable - Voluntary filing
	    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D
CUSIP No.  677240103                                        Page 2 of 6 Pages

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph L. Marcum

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
     Not applicable                                       (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     Not applicable

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

     Not applicable

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER

     843,644

(8)  SHARED VOTING POWER

     1,410,820

(9)  SOLE DISPOSITIVE POWER

     843,644

(10) SHARED DISPOSITIVE POWER

     1,410,820

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,464

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.75%

(14) TYPE OF REPORTING PERSON*

     Individual  (IN)

* SEE INSTRUCTIONS BEFORE FILLING OUT!

							Page 3 of 6 Pages

Item 1. Security and Issuer.
------------------------------

	Title of class:               Common Shares, par value $.125 per share
	Name of issuer:               Ohio Casualty Corporation
	Address of principal
	 Executive office of issuer:  9450 Seward Road
				      Fairfield, Ohio 45014

Item 2.   Identity and Background
---------------------------------

	(a)  Name of person filing.

	     Joseph L. Marcum

	(b)  Business Address of person filing.

	     N/A

	(c) Present principal occupation of person filing and name, principal business and address of any corporation or other organization in which such employment is conducted.

	     Mr. Marcum is the retired Chairman of the Board and Chief Executive Officer of Ohio Casualty Corporation (the "Company") and its operating subsidiaries.

	(d) During the last five years, Mr. Marcum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the last five years, Mr. Marcum has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)  Citizenship.

	     United States of America

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

	 Please see item 5(c).

Item 4.   Purpose of Transaction.
---------------------------------

	 Mr. Marcum holds his common shares of the Company for investment purposes. Mr. Marcum has no plans or proposals which relate to or would result in:

	    (a) The acquisition by any person of additional securities of the the Company, or the disposition of securities of the Company, except as described in Item 5.

							Page 4 of 6 Pages


	    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	    (e) Any material change in the present capitalization or dividend policy of the Company;

	    (f) Any other material change in the Company's business or corporate structure:

	    (g) Changes in the Company's articles, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

	    (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
----------------------------------------------

	(a) Aggregate amount beneficially owned:     2,254,464 common shares
						       (1) (2) (3) (4)
	    Percentage of class:  3.75% (5)

	(b) Number of Common Shares as to which such person has

	    (i)   Sole power to vote or to direct the vote:

		  843,644 common shares (1) (2)

	    (ii)  Shared power to vote or direct the vote:

		  1,410,820 common shares (3) (4)

	    (iii) Sole power to dispose or to direct the disposition of:

		  843,644 common shares (1) (2)

	    (iv)  Shared power to direct the disposition of:

		  1,410,820 common shares (3) (4)

							Page 5 of 6 Pages

	(1) Includes 837,644 common shares owned of record and beneficially by Mr. Marcum as to which he has sole voting and investment power.

	(2) Includes 6,000 common shares which Mr. Marcum has the right to acquire upon the exercise of presently exercisable stock options granted under the Company's Stock Incentive Program.

	(3) Includes 1,215,208 common shares owned of record and beneficially by Mr. Marcum's spouse, Sarah S. Marcum. Although Mr. Marcum may be deemed to share voting and investment power with respect to these shares by virtue of his wife's ownership thereof, he disclaims any beneficial ownership of such shares. The filing of this statement shall not be construed as an admission that Mr. Marcum is, for the purposes of Section 13 (d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder, the beneficial owner of such common shares. Also includes 195,612 common shares held in a trust as to which Mr. Marcum and his spouse share investment and voting power. Mrs. Sarah Marcum's address is: 475 Oakwood Drive, Hamilton, Ohio 45013. During the past five years, Mrs. Marcum, who is a citizen of the United States, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(4) Does not include 427,704 common shares which are held by Mr. Marcum's spouse, Sarah S. Marcum, as a co-trustee of the estate of Howard Sloneker as to which Mrs. Marcum shares voting and investment power with the other trustees. Mr. Marcum does not have or share voting or investment power over these shares.

	(5) Based upon 60,072,619 issued and outstanding common shares and the 6,000 common shares Mr. Marcum has the right to acquire upon the exercise of presently exercisable options.

	(c) Other transactions by person filing:

	    None since the last filing on March 19, 1998.

	(d) Other than the shares described in notes (3) and (4) to paragraph
	    (b) to this Item 5, no person other than Mr. Marcum is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any shares reported in this statement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
-----------------------------------------------------------------------
	  Respect to Securities of the Issuer.
	  ------------------------------------

	Other than the arrangements, understandings and relationships described in notes (2) and (3) to paragraph (b) of Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Marcum and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

							Page 6 of 6 Pages



Item 7. Material to be filed as Exhibits.
-------------------------------------------

	Not applicable.




	Signature.
	----------

	    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:    March 5, 2001
	  -------------
						________________________________
						       Joseph L. Marcum